Exhibit 99.2

Paris, August 19, 2005

INDIVIDUAL DECLARATIONS OF ILOG DIRECTORS TRADING OF SHARES

(pursuant to articles 222-14 and 222-15 of AMF Règlement Général)

Name: ILOG S.A.

Share capital: 18,005,407 euros

Register of Commerce and Companies of Créteil B 340 852 458

Registered office: 9 rue de Verdun, 94250 Gentilly

Last Name: LOWE
First Name: Todd
Position: Director
Description of the financial instrument: ILOG Shares

Nature of the transaction: sale of ILOG Shares on EuroNext

20,000 Shares at $15.48 on August 10, 2005

10,040 Shares at $15.60 on August 11, 2005

20,000 Shares at $15.59 on August 12, 2005

21,977 Shares at $15.47 on August 15, 2005

About ILOG

ILOG delivers software and services that empower customers to make better decisions faster and manage change and complexity. Over 2,500 global corporations and more than 400 leading software vendors rely on ILOG’s market-leading business rule management system (BRMS), optimization and visualization software components, to achieve dramatic returns on investment, create market-defining products and services, and sharpen their competitive edge. ILOG was founded in 1987 and employs more than 650 people worldwide.

Investor contact:	Jérôme Arnaud, ILOG

+1 650 567 8103 (USA)

+33 1 49 08 35 16 (Paris)

jarnaud@ilog.com

Bernard Compagnon

Cubitt Consulting

+44 20 7367 5100 (London)

Press contact:	Susan Peters, ILOG
+1 650 567 8109 (USA)

speters@ilog.com